SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             DATED February 6, 2003

                                  -------------

                        Commission File Number: 001-14666

                                  -------------

                            ISPAT INTERNATIONAL N.V.
             (Exact name of registrant as specified in its Charter)

                                  -------------

                             15th Floor, Hofplein 20
                                3032 AC Rotterdam
                                 The Netherlands
              (Address of registrant's principal executive offices)

                                  -------------

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F X    Form 40-F
                                ---            ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                       Yes             No X
                          ---            ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                       Yes             No X
                          ---            ---

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes             No X
                          ---            ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -----

For Immediate Release: Rotterdam, February 06, 2003


                        Ispat International N.V. Reports
                           FOURTH QUARTER 2002 RESULTS

Ispat International N.V., (NYSE: IST US; AEX: IST NA), today reported a net income of $51 million or 42 cents per share for the fourth quarter of 2002 as compared to a loss of $86 million or negative 71 cents per share for the fourth quarter of 2001.

Consolidated sales(1) and operating income for the fourth quarter were $1.3 billion and $29 million, respectively, as compared to $1.1 billion and an operating loss of $68 million, respectively, for the fourth quarter of 2001. The Company achieved a 16% increase in steel shipments to 3.7 million tons, as compared to 3.2 million tons shipped in the same period last year.

Results for the fourth quarter of 2002 were negatively impacted by net amount of $55 million towards certain one-time items such as write-off of investments in Empire mines, write down of 2A Bloomer and 21" Bar Mill at Ispat Inland and gain from sale of assets in Pipe making subsidiary at Mexico.

Net debt(2) at the end of fourth quarter was $2.2 billion. Capital expenditure for fourth quarter of 2002 totaled $39 million. At December 31, 2002 the Company's consolidated cash, cash equivalents and short-term liquid investments totaled $77 million. The Company also had approximately $308 million available to it under various undrawn lines of credit and bank credit arrangements(3).

During the fourth quarter of 2002, the Company also recorded an after-tax charge of $273 million to Other Comprehensive Income towards minimum pension liability adjustment. This charge, which pertained mostly to Ispat Inland, reduced the amount of Shareholders' Equity in the Balance Sheet.

Ispat International N.V. is one of the world's largest steel producers, with major steelmaking operations in the United States, Canada, Mexico, Trinidad, Germany and France. The Company produces a broad range of flat and long products with over 90% of sales in North American Free Trade Agreement (NAFTA) participating countries and the European Union (EU) countries. Ispat International is a member of The LNM Group.


This news release contains forward-looking statements that involve a number of risks and uncertainties. These statements are based on current expectations whereas actual results may differ. Among the factors that could cause actual results to differ are the risk factors listed in the Company's most recent SEC filings.

For further information, visit our web site: http://www.ispat.com, or call:

Ispat International Limited                 Citigate Dewe Rogerson
T.N. Ramaswamy                              John McInerney
Director, Finance                           Investor Relations
+ 44 20 7543 1174/+31 10 282 9471           + 1 212 419 4219

--------
1 Sales include freight and handling costs and fees as per EITF Issue No. 00-10. 2 Long Term Debt, Payables to Bank and Current Portion of Long Term Debt less
  Cash and Cash Equivalents
3 Corresponding exercisable limits are lower, which are based on the level of inventory/receivable

                             CONSOLIDATED FINANCIAL
                      & OTHER INFORMATION AS PER U.S. GAAP

------------------------------------------------------------------------------------------------------------------------------
                                                                        For the Fourth Quarter          For the Year Ended
                                                                                 Ended                     December 31,
                                                                             December 31,
In millions of U.S. Dollars, except share, per share and other data       2002          2001             2002         2001
                                                                       (Unaudited)  (Unaudited)       (Unaudited)  (Audited)
Statement of Income Data
Sales                                                                       $1,325        $1,075           $4,889      $4,486
Costs and expenses:
   Cost of sales(1) (exclusive of depreciation shown separately)             1,147         1,032            4,356       4,273
   Depreciation                                                                 45            44              177         177
   Selling, general and administrative expenses                                 42            44              152         155
   Other operating expenses (2)                                                 62            23               62          75
                                                                       ------------ -------------     ------------ -----------
                                                                             1,296         1,143            4,747       4,680
Operating income (loss)                                                         29           (68)             142        (194)
Operating margin                                                              2.2%         (6.3%)             2.9%      (4.3%)
Other income (expense) - net (3)                                                 6            20              14          13
Financing costs:
   Interest (expense)                                                          (44)          (68)            (208)       (242)
   Interest income                                                               2             1                5          14
   Net gain (loss) from foreign exchange                                         5           (7)               23         (9)
                                                                       ------------ -------------     ------------ -----------
                                                                               (37)          (74)            (180)       (237)
Income (loss) before taxes                                                      (2)         (122)             (24)       (418)
Income tax expense (benefit):
   Current                                                                       2           (2)               18           8
   Deferred                                                                    (55)          (34)             (72)       (114)
                                                                       ------------ -------------     ------------ -----------
                                                                               (53)          (36)             (54)       (106)
Net income (loss) before extraordinary income                                   51           (86)              30        (312)
   Gain on repurchase of debt, net of tax                                        -             -               19           -
                                                                       ------------ -------------     ------------ -----------
Net income (loss)                                                               51           (86)              49        (312)
                                                                       ------------ -------------     ------------ -----------
Basic and diluted earnings per common share                                   0.42         (0.71)            0.40       (2.58)
Weighted average common shares outstanding (in millions)                       124           121              124         121

Other Data
Total shipments of steel products (thousands of tons) (4)                    3,744         3,219           15,037      14,118

------------------------------------------------------------------------------------------------------------------------------

(1) Includes $18 towards workforce restructuring provision during the fourth quarter 2001 and in addition includes $28 towards slab reheating furnace startup cost and credit of $8 towards settlement of lawsuit earlier during 2001.
(2) Includes provision of $19 with respect to a scrap supply contract, $17 towards closure of Irish Ispat Limited, $17 write down in value of certain e-commerce software and $22 impairment loss on ocean going vessels during 2001. For the fourth quarter of 2001, includes provision of $1 with respect to a scrap supply contract and $22 impairment loss on ocean going vessels. For the fourth quarter and year 2002, includes $39 towards write-off of Empire mine investments and $23 towards impairment loss of 2A Bloomer and 21" Bar mill.
(3) Includes $19 write-off of e-commerce investments in 2001. For the fourth quarter and year 2002, includes $7 towards gain on sale of assets by pipe making subsidiary in Mexico.
(4)  Total shipments include inter-company shipments.
(5) Certain regroupings have been made to the prior period's financial statements in order to conform to 2002 groupings.

                   CONSOLIDATED BALANCE SHEETS UNDER U.S. GAAP

-------------------------------------------------------------------------------------------------------------------
                                                                                            As at
                                                                               December 31,        December 31,
In millions of U.S. Dollars                                                        2002                2001
                                                                                (Unaudited)          (Audited)
ASSETS
Current Assets
   Cash and cash equivalents, including short term investments                       77                 85
   Trade accounts receivable - net                                                  529                451
   Inventories                                                                      873                805
   Prepaid expenses and other                                                        95                 65
   Deferred tax assets                                                               38                 37
                                                                               --------           --------
   Total Current Assets                                                           1,612              1,443

Property, plant and equipment - net                                               3,035              3,109
Investments in affiliates and Joint Ventures                                        257                299
Deferred tax assets                                                                 438                273
Intangible pension assets                                                            84                 83
Other assets                                                                         86                106
                                                                               --------           --------
Total Assets                                                                      5,512              5,313
                                                                               ========           ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Payable to banks                                                                 137                158
   Current portion of long term debt                                                125                180
   Trade accounts payable                                                           607                540
   Accrued expenses and other current liabilities                                   377                303
   Deferred tax liabilities                                                          28                 28
                                                                               --------           --------
   Total Current Liabilities                                                      1,274              1,209

Long term debt                                                                    2,022              2,041
Deferred tax liabilities                                                             69                134
Deferred employee benefits                                                        1,881              1,493
Other long term obligations                                                         138                 98
                                                                               --------           --------
Total Liabilities                                                                 5,384              4,975
Shareholders' equity
   Common shares                                                                      7                  7
   Additional paid-up capital                                                       484                480
   Retained earnings                                                                141                 92
   Cumulative other comprehensive income                                           (504)              (241)
                                                                               --------           --------
Total Shareholders' equity                                                          128                338
                                                                               --------           --------
Total Liabilities and Shareholders' Equity                                        5,512              5,313
                                                                               ========           ========

-------------------------------------------------------------------------------------------------------------------

             CONSOLIDATED STATEMENTS OF CASH FLOWS AS PER U.S. GAAP

------------------------------------------------------------------------------------------------------------------------------
                                                                        For the Fourth Quarter          For the Year Ended
                                                                                 Ended                     December 31,
                                                                             December 31,

In millions of U.S. Dollars                                               2002          2001             2002         2001
                                                                       (Unaudited)   (Unaudited)      (Unaudited)   (Audited)
Operating activities:
Net income                                                                     $51          $(86)             $49      $(312)
Adjustments required to reconcile net income to net cash
provided from operations:
   Depreciation                                                                 45            44              177         177
   Deferred employee benefit costs                                               1            (7)             (52)       (106)
   Net foreign exchange loss (gain)                                             (5)            6              (23)          9
   Deferred income tax                                                         (53)          (36)             (61)       (114)
   Undistributed earnings from joint ventures(1)                                 1            13                -          12
   Other operating expenses (2)                                                 62            22               62          56
   Other                                                                         3             4               (2)          2
Changes in operating assets and liabilities, net of effects
from purchases of subsidiaries:
   Trade accounts receivable                                                    13            39              (64)        114
   Short-term investments                                                        -            20                -          78
   Inventories                                                                 (57)           33              (37)        169
   Prepaid expenses and other                                                  (64)            -              (31)         24
   Trade accounts payable                                                       27            (4)              45         (81)
   Accrued expenses and other liabilities                                       40           (19)             105          12
------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by operating activities                                64            29              168          40
------------------------------------------------------------------------------------------------------------------------------
Investing activities:
   Purchase of property, plant and equipment                                   (39)          (30)            (108)        (97)
   Proceeds from sale of assets and investments                                  4            18               18          37
   including affiliates and joint ventures
   Investments in affiliates and joint ventures                                 11           (10)              11           8
   Other                                                                        (3)           (6)              (1)          4
------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                               (27)          (28)             (80)        (48)
------------------------------------------------------------------------------------------------------------------------------
Financing activities:
   Proceeds from payable to banks                                              700           634            2,359       2,416
   Proceeds from long-term debt                                                  7             -              125         125
   Payments of payable to banks                                               (718)         (618)          (2,346)     (2,418)
   Payments of long-term debt                                                  (58)          (78)            (243)       (250)
   Purchase of treasury stock                                                   (1)            -               (1)         (1)
   Sale of treasury stock                                                        2             4                5           5
------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                               (68)          (58)            (101)       (123)
------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                           (31)          (57)             (13)       (131)
Effect of exchange rate changes on cash                                         (3)           (9)               5           2
Cash and cash equivalent:
   At the beginning of the period                                              111           151               85         214
   At the end of the period                                                     77            85               77          85
------------------------------------------------------------------------------------------------------------------------------

(1)  Includes $19 write-off of e-commerce investments during 2001.
(2) Includes $17 towards closure of Irish Ispat Limited, $17 write down in value of certain e-commerce software, and $22 impairment loss on ocean going vessels during 2001. For the fourth quarter of 2001, includes $22 impairment loss on ocean going vessels. For the fourth quarter and year 2002, includes $39 towards write-off of Empire mine investments and $23 towards impairment loss of 2A Bloomer and 21" Bar mill.
(3) Certain regroupings have been made to the prior period's financial statements in order to conform to 2002 groupings.

           Analysis of Results of Operations and Financial Condition

This is not Management Discussion and Analysis (MD&A). The MD&A, as an annual document will be filed as part of the Company's annual report (Form 20F) under
Item 5 - Operating and Financial Review and Prospects.

The summary consolidated financial and other information, including the accounts of Ispat International N.V. and all its majority owned subsidiaries have been prepared in accordance with U.S. GAAP. The consolidated financial statements and other information for 2001 include results of Irish Ispat Limited for the first three months(1). All material inter-company balances and transactions have been eliminated. Total shipments of steel products include inter-company shipments.

The term 'ton' as discussed herein refers to short ton and the term 'tonne' used herein refers to metric tonne. All references to iron ore pellets, direct reduced iron ('DRI') and scrap are in tonnes, and all references to steel products are in tons. The term 'steel products' as used herein refers to semi-finished and finished steel products and excludes DRI.

All references to 'Ispat International' are to 'Ispat International N.V.'; to 'Ispat Inland' are to Ispat Inland Inc.; to 'Imexsa' or 'Ispat Mexicana' are to Ispat Mexicana, S.A. de C.V.; to 'Ispat Sidbec' are to Ispat Sidbec Inc.; to 'Caribbean Ispat' are to Caribbean Ispat Limited; to 'Ispat Europe Group' are collectively to Ispat Hamburger Stahlwerke GmbH ('IHSW'), Ispat Stahlwerk Ruhrort GmbH ('ISRG'), Ispat Walzdraht Hochfeld GmbH ('IWHG'), Ispat Unimetal S.A., Trefileurope and SMR.

All references to 'Sales' include freight and handling costs and fees as per EITF Issue No. 00-10. All references to 'Net Sales' exclude freight and handling costs and fees.

Fourth Quarter 2002 Compared with Fourth Quarter 2001

Results of Operations

Revenue:
Sales increased by 23% from $1,075 million in the fourth quarter of 2001 to $1,325 million in 2002.

The Company uses Net Sales(2) numbers for managing its business. All the analyses presented here onwards are based on Net Sales numbers.

Total steel shipments increased by 16% to 3.7 million tons from 3.2 million tons. Net Sales went up during the same period from $1,027 million to $1,259 million, an increase of 23%.

Ispat Mexicana, Ispat Sidbec and Caribbean Ispat continued to achieve significant improvements in both volume and selling prices. At Ispat Inland, shipments were marginally lower but selling prices were significantly higher. At Ispat Europe, steel shipments and average selling prices in Euro were marginally higher. Further, the appreciation of Euro against the US Dollar by 12% contributed to increase in Net Sales.

---------------
1 On 15th June 2001, the Company announced the shutdown of its steel making operations in Ireland and the calling of a creditors' meeting for the appointment of a liquidator. Consequently, beginning in the Second Quarter of 2001, the results of Irish Ispat Limited have not been consolidated.
2 The Company believes that Net Sales numbers based on net realizations from sales transactions more truly reflects sales performance. The application of EITF Issue No. 00-10 does not affect earnings, as it only involves inclusion of shipping and handling fees in sales and cost of sales.

The following table gives a summary of key sales numbers:

-----------------------------------------------------------------------------------------------------------
Subsidiary                              Net Sales(3)                        Changes in
                                        ------------        -----------------------------------------------
                                    Q4 2002      Q4 2001      Net Sales      Shipment      Selling Price
                                                              ---------      --------      -------------
                                     $ Million    $ Million       %              %               %
                                     ---------    ---------       -              -               -
Ispat Inland                               566          529       7             (2)             10
Ispat Mexicana                             190           73      161            98              38
Ispat Sidbec                               141          109       29            15              13
Caribbean Ispat - Steel                     55           34       62            53               6
Caribbean Ispat - DRI                       31           34      (9)           (22)             17
Ispat Europe Group                         303          260       17             3              3*
-----------------------------------------------------------------------------------------------------------

* For Ispat Europe Group Change in Net Selling Price are shown in Euro

At Ispat Inland, the 10% increase in selling prices was primarily due to an improvement in the spot market prices and in certain contract sales which were negotiated in the fourth quarter of 2002 as well as better product mix. Lower shipments at Ispat Inland reflect lower bar sales related to idling of part of company's bar production facilities (2A Bloomer and 21" Bar Mill) during the whole of 2002.

At Ispat Mexicana, shipments increased by 98% in spite of loss of production in the fourth quarter of 2002. This loss of production was caused by Natural Gas supply disruption following an explosion at the supplier's premises. Additionally, there was a 38% increase in selling prices primarily due to improved market conditions for slabs, mainly in the U.S. market, helped in part by the favorable Section 201 trade ruling.

At Ispat Sidbec, the 15% increase in shipments and 13% increase in selling prices were primarily due to general improvement in North American market environment following the Section 201 ruling in the United States.

At Caribbean Ispat, steel shipments in the fourth quarter of 2002 were higher relative to corresponding quarter of 2001. This, however, was due to the fact that shipments in the fourth quarter of 2001 were impacted by caster project implementation. DRI shipments were lower due to higher captive consumption and non availability of ships due to strike in Venezuela. This impact was offset in part by higher selling prices primarily due to better market conditions.

At Ispat Europe, there were marginal increases in both selling prices in Euro and volumes. Further, the appreciation of Euro against the US Dollar by 12% contributed to increase in Net Sales

Cost:
The Company continued to be negatively impacted by increases in the prices of key inputs such as raw material and energy. However, these cost increases were partly mitigated by our ongoing cost saving efforts.

At Ispat Inland, costs were lower excluding the negative impact of $62 million from two one-time items as discussed later. This was due to the benefits of ongoing cost saving efforts offset in part by increased scrap prices.

---------------
3 Net Sales numbers are standalone numbers for certain operating subsidiaries and include inter-company shipments.

At Ispat Mexicana, costs were marginally lower due to increased production offset in part by higher metallic prices and higher energy costs.

At Ispat Sidbec, cost increased primarily due to increased cost of metallic inputs offset in part by better raw material input mix and ongoing focused cost reduction effort.

At Caribbean Ispat, cost of steel decreased primarily due to increased production as against the comparative period. DRI cost decreased mainly due to better ore mix offset in part by higher energy costs.

At Ispat Europe, costs continued to be negatively impacted by increases in the prices of key inputs such as metallics and energy. Other increases include wage increases as per collective agreement. These cost increases were partly mitigated by ongoing cost saving efforts.

Selling, General and Administration (SG&A) expenses remained flat during the quarter.

Gross Profit and Operating Income:
The Company's financial performance improved in both Gross Profit (Sales less Cost of Sales, exclusive of depreciation) and Operating Income as a result of improvements in sales volume and prices as well as benefits of our continuous cost reduction efforts, offset in part by increases in raw material and energy costs as discussed above. Gross Profit increased significantly by 314% from $43 million in the fourth quarter of 2001 to $178 million in 2002. There was an operating income of $29 million (after write down of one-time items) as compared with operating loss of $68 million.

The Gross Profit Margin (Gross Profit as a % of Net Sales) improved from 4.2% to 14.1%, mainly due to improvements at the North American subsidiaries. The Operating Margin (Operating Profit as a % of Net Sales) was positive at 2.2% as compared with negative of 6.3% in 2001.

The comparative numbers of Gross Profit Margin at the Company's operating subsidiaries were as follows:

----------------------------------------------------------------------
Subsidiary                                Gross Profit Margin
                                                  (%)
                                       Q4 2002           Q4 2001
                                       -------           -------
Ispat Inland                            13.8               1.8
Ispat Mexicana                          19.0              (13.6)
Ispat Sidbec                            17.1               15.1
Caribbean Ispat                         15.3              (1.0)
Ispat Europe Group                      10.6               11.0
----------------------------------------------------------------------

Comparative numbers of Operating Profit and Operating Margin at the Company's operating subsidiaries were as follows:

-----------------------------------------------------------------------------------------------------
Subsidiary                                 Operating Profit                     Operating Margin
                                               $ Million                               (%)
                                        2002               2001              2002              2001
                                        ----               ----              ----              ----
Ispat Inland                            (16)*              (25)**           (2.8)              (4.7)
Ispat Mexicana                           27                (17)             14.3              (23.9)
Ispat Sidbec                             16                  2              11.1                1.7
Caribbean Ispat                           7                 (7)              7.2              (10.0)
Ispat Europe Group                        8                  8               2.4                3.3
-----------------------------------------------------------------------------------------------------

* After write down of $62 million towards Empire Mine and 2A Bloomer and 21" Bar Mill
** After including $18 million towards workforce restructuring provision.

Financing Costs:
Net Interest expense (Interest expenses less interest income) was $42 million compared to $67 million. The decrease in interest expense was primarily due to the following reasons:
     (i) Interest expense in fourth quarter of 2001 was higher due to inclusion of non cash expenses of $15 million in accordance with SFAS No. 133, from marking to market value, in an interest hedge contract,
     (ii) Savings in interest cost on floating rate debt due to a fall in LIBOR, and
     (iii) Reduction of debt.

One-time items: (Expense) Income

------------------------------------------------------------------------------------------------------
Item Description                                              Q4 2002       Q4 2001  Included in
----------------                                              -------       -------  -----------
Workforce restructuring provision                                              (18)  Cost of sales
Provision for arbitration related to scrap supply                               (1)  Other operating
contract                                                                             expenses
Impairment loss on ocean going vessel                                          (22)  Other operating
                                                                                     expenses
Write down in investments of Empire Mine                         (39)                Other operating
                                                                                     expenses
Write down of 2A Bloomer and 21" Bar Mill                        (23)                Other operating
                                                                                     expenses
Gain on sale of assets by pipe making subsidiary in                7                 Other Income /
Mexico                                                                               Expense
------------------------------------------------------------------------------------------------------

During the fourth quarter of 2002, the Company recognized impairment of its idled 2A Bloomer and 21" Bar Mill at Ispat Inland, resulting in an asset write-off of $23 million, following the Company's assessment that these facilities, which were idled in the fourth quarter of 2001, were unlikely to be restarted.

Ispat Inland also recognized the write-off of the assets associated with the Empire Mine following the sale, effective December 31, 2002, of 47.5% of its 40% interest in the mine to Cleveland Cliffs.

At Ispat Mexicana, the company recorded a gain of $7 million arising from the sale of assets of its pipe making subsidiary.

Income Tax:
The Company recorded a current tax expense of $2 million (benefit of $2 million in the fourth quarter of 2001) and deferred tax benefit of $55 million in 2002 (benefit of $34 million in 2001). The deferred tax benefit was primarily due to the exchange loss on dollar denominated net monetary liabilities arising from depreciation of the currency during the year at Mexico.

Net Income:
There was a net income of $51 million in the fourth quarter of 2002 compared to a net loss of $86 million in the fourth quarter of 2001 due to the reasons discussed above.

Financial Condition

During the fourth quarter working capital increased by $40 million, primarily due to higher inventories attributed primarily to higher level of operations and sales.

Capital expenditure during the fourth quarter of 2002 was $39 million compared to $30 million in 2001.

As at December 31, 2002 the Company's cash and cash equivalents were $77 million ($85 million at December 31, 2001). In addition, the Company's operating subsidiaries had available borrowing capacity under their various credit lines, including receivable factoring and securitization facilities, of $308 million ($354 million at 31st December, 2001). The following table gives the details of working capital credit facilities at various units:

---------------------------------------------------------------------------------------------------
Subsidiary                        Limit                  Utilization         Availability(4)
($ Millions)             Dec-2002      Dec-2001     Dec-2002     Dec-2001     Dec-2002     Dec-2001
                         --------      --------     --------     --------     --------     --------
Ispat Inland                294          305           234          202          60           103

Ispat Sidbec                111          105           13           13           98           92

Caribbean Ispat             57            81           57           81            -            -

Ispat Europe                66            87           41           31           25           56

---------------------------------------------------------------------------------------------------

In addition to the credit facilities listed above, certain of the Company's European subsidiaries were parties to Receivable factoring and securitization facilities as per the following details:

----------------------- ----------------------------------------------------------------------------
Subsidiary                         Limit                   Utilization             Availability4
($ Millions)             Dec-2002       Dec-2001      Dec-2002     Dec-2001    Dec-2002     Dec-2001
                         --------       --------      --------     --------    --------     --------
Ispat Europe -              257           213            132         110          125         103
Receivables
(factoring and
securitization)
----------------------- ----------------------------------------------------------------------------

---------------
4 Corresponding exercisable limits are lower, which are based on the level of inventory/receivable.

The Company's total external debt - both long and short term, was $2,284 million. The corresponding amount as at 31st December, 2001 was $2,379 million. The following table gives details:

---------------------------------------------------------------------------------------------------
Subsidiary             Long Term Debt     Payable to Bank     Current portion        Total Debt
                            (LTD)                                  of LTD
($ Millions)            Dec-     Dec-      Dec-      Dec-      Dec-      Dec-      Dec-      Dec-
                        2002     2001      2002      2001      2002      2001      2002      2001
                        ----     ----      ----      ----      ----      ----      ----      ----
Ispat Inland           1,086    1,093       9         23        7         7       1,102     1,123

Ispat Mexicana          428      377        -         -         15       124       443       501

Ispat Sidbec            236      295        13        13        54        18       303       326

Caribbean Ispat         106      135        57        81        29        26       192       242

Ispat Europe*           131      120        41        31        4         -        176       151

---------------------------------------------------------------------------------------------------

* Debt at Ispat Europe has gone up primarily because of the appreciation of Euro.

Shareholders' Equity:
As a result of changes in certain key assumptions used in estimating pension cost and liability, the Company's U.S. and Canadian subsidiaries recorded additional minimum pension liability. This adjustment was recorded in Other Comprehensive Income and the amount was approximately $273 million net of income tax. The Shareholders' Equity reduced from $338 million at December 31, 2001 to $128 million at December 31, 2002.

Year 2002 Compared to Year 2001

Results of Operations

Revenue:
Sales increased by 9% from $4,486 million to $4,889 million in 2002. Total steel shipments increased by 6% from 14.1 million tons to 15.0 million tons. Net Sales also went up during the same period from $4,278 million to $4,646 million, an increase of 9%.

The Company uses Net Sales(5) numbers for managing its business. All the analyses presented here onwards are based on Net Sales numbers.

All the North American subsidiaries achieved improvements both in volume and average selling prices due to general improvements in the market conditions. At Ispat Europe, Net Sales in US Dollar were higher due to appreciation of Euro by 6% during the same period whereas steel shipment remained flat and average selling prices in Euro was marginally lower.

The following table gives a summary of key sales numbers:

---------------------------------------------------------------------------------------------------------
                                         Net Sales(6)                      Changes in
Subsidiary                               ------------        --------------------------------------------
Full Year                              2002        2001      Net Sales     Shipments      Net Sales Price
                                                             ---------     ---------      ---------------
                                      $ Million   $ Million      %             %                 %
                                      ---------   ---------      -             -                 -
Ispat Inland                              2,223       2,012      11            6                 5
Ispat Mexicana                              649         470      38            18                18
Ispat Sidbec                                534         463      15            7                 7
Caribbean Ispat - Steel                     183         156      17            13                3
Caribbean Ispat - DRI                       138         128      8             1                 7
Ispat Europe Group                        1,129       1,070      5             1                (1)*
---------------------------------------------------------------------------------------------------------

* For Ispat Europe Group the Change in Net Sales Price is shown in Euro

Cost:
Cost reductions were achieved at most of the subsidiaries. The selling, general and administrative expenses were marginally lower.

Gross Profit and Operating Income:
The Company improved in both Gross Profit (Sales less Cost of Sales, exclusive of depreciation) and Operating Income as a result of continuous cost reduction efforts as well as marginal increase in selling prices. Gross Profit increased by 150% from $213 million to $533 million. There was an operating income of $142 million in 2002 as compared with operating loss of $194 million in 2001.

The Gross Profit Margin (Gross Profit as a % of Net Sales) improved from 5.0% to 11.5%, mainly due to improvements at the North American subsidiaries offset in part by reduction in Ispat Europe Group. The Operating Margin (Operating Profit as a % of Net Sales) was positive at 3.0% as against negative of 4.5% in 2001.

---------------
5  Sales include freight and handling costs and fees as per EITF Issue No.
00-10.
6 Net Sales numbers are standalone numbers for certain operating subsidiaries and include inter-company shipments.

The comparative numbers of Gross Profit Margin at the Company's operating subsidiaries were as follows:
----------------------------------------------------------------------
Subsidiary                                Gross Profit Margin
                                                  (%)
                                        2002               2001
                                        ----               ----
Ispat Inland                             9.8               0.5
Ispat Mexicana                          14.9               3.7
Ispat Sidbec                            13.9               9.0
Caribbean Ispat                         13.8               4.7
Ispat Europe Group                      10.0               11.3
----------------------------------------------------------------------

Comparative numbers of Operating Profit and Operating Margin at the Company's operating subsidiaries were as follows:

------------------------------------------------------------------------------------------------------
Subsidiary                                 Operating Profit                     Operating Margin
                                               $ Million                               (%)
                                        2002               2001              2002              2001
                                        ----               ----              ----              ----
Ispat Inland                             27*              (126)**            1.2               (6.3)
Ispat Mexicana                           61                (18)              9.4               (3.8)
Ispat Sidbec                             41                 5                7.7                1.1
Caribbean Ispat                          18                (11)              5.6               (3.8)
Ispat Europe Group                       31                 38               2.7                3.6
------------------------------------------------------------------------------------------------------

* After write down of $62 million towards Empire Mine and 2A Bloomer and 21" Bar Mill
** After including $38 million towards certain one-time items. Refer to the section below.

Financing Costs:

Net Interest expense (Interest expenses less interest income) was $203 million in 2002 compared to $228 million in 2001. The decrease in interest expense was primarily due to the following reasons:
     (i) Interest expense in fourth quarter of 2001 was higher due to inclusion of non cash expenses of $15 million in accordance with SFAS No. 133, from marking to market value, in an interest hedge contract,
     (ii) Savings in interest cost on floating rate debt due to a fall in LIBOR, and
     (iii) Reduction of debt.
This decrease was offset in part by debt restructuring costs at Ispat Mexicana.

One-time items: (Expense) Income
The company recorded the following one-time items:

----------------------------------------------------------------------------------------------------
Item Description                                                 2002          2001  Included in
----------------                                                 ----          ----  -----------
Slab reheating furnace startup costs                                           (28)  Cost of sales
Workforce restructuring provision                                              (18)  Cost of sales
Credit for settlement of Lawsuit                                                 8   Cost of sales
Write down in value of e-commerce software                                     (17)  Other operating
                                                                                     expenses
Impairment loss on ocean going vessels                                         (22)  Other operating
                                                                                     expenses
Provision for arbitration related to scrap supply                              (19)  Other operating
contract                                                                             expenses
Irish Ispat Closure                                                            (17)  Other operating
                                                                                     expenses
Write-off of investments in e-commerce activities                              (19)  Other Income
                                                                                     (expense)
Write down in investments of Empire Mine                         (39)                Other operating
                                                                                     expenses
Write down of 2A Bloomer and 21" Bar Mill                        (23)                Other operating
                                                                                     expenses
Gain on sale of assets by pipe making subsidiary in                7                 Other Income /
Mexico                                                                               (expense)
----------------------------------------------------------------------------------------------------

Income Tax:
The Company recorded a current tax expense of $18 million ($8 million in 2001) in 2002 primarily due to inclusion of certain tax payments at Imexsa arising as a result of the 1999 Tax Reforms of the Mexican Tax Code's Consolidation Regime.

There was deferred tax benefit of $72 million in 2002 (benefit of $114 million in 2001). The deferred tax benefit was primarily due to the exchange loss on dollar denominated net monetary liabilities arising from depreciation of the currency during the year at Mexico.

Net Income:
There was a net income of $49 million in 2002 compared to a Net Loss of $312 million in 2001 due to the reasons discussed above. The 2002 net income included an extraordinary gain of $19 million after-tax arising out of repurchase of debt at a discount at Ispat Inland as mentioned above.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

            Date:   February 6, 2003

                                            ISPAT INTERNATIONAL N.V.


                                            By /s/  Bhikam C. Agarwal
                                              ---------------------------------
                                                    Bhikam C. Agarwal
                                                    Chief Financial Officer